 Exhibit 99.1

First Mining Announces Agreement with First Majestic Silver to Accelerate Final Springpole Silver Stream Payment and Amend Warrant Terms

VANCOUVER, BC, March 14, 2025 /CNW/ - First Mining Gold Corp. ("First Mining" or the "Company") (TSX: FF) (OTCQX: FFMGF) (FRANKFURT: FMG) announces that it has entered into an amending agreement (the "Amending Agreement") with First Majestic Silver Corp. ("First Majestic") to the silver purchase agreement dated June 10, 2020, among First Majestic, First Mining and Gold Canyon Resources Inc., a wholly-owned subsidiary of First Mining (the "Silver Purchase Agreement").  Pursuant to the Amending Agreement, the Company and First Majestic have agreed to amend the terms of the final tranche payment ("Tranche 3") under the Silver Purchase Agreement, such that it will now be a cash-only payment of US$5 million, and it will be payable by First Majestic by March 31, 2025.

As consideration for entering into the Amending Agreement, First Mining has agreed to amend the terms of the common share purchase warrants (the "Warrants") that were issued to First Majestic on July 2, 2020 under the terms of the Silver Purchase Agreement.  The 32,050,228 Warrants that were issued to First Majestic, which have an exercise price of $0.374 per Warrant, were set to expire on July 2, 2025.  Pursuant to the Amending Agreement, the exercise price of the Warrants will be revised to $0.20, and the Warrants will now expire on March 31, 2028.  In addition, if the closing price of the Company's common shares on the Toronto Stock Exchange (the "TSX") equals or exceeds $0.30 for 45 consecutive trading days, First Mining may accelerate the expiry date of the Warrants to the date which is 30 days following the dissemination of a news release announcing the acceleration.  All other terms and conditions of the Warrants remain unchanged.

First Mining has received conditional approval from the Toronto Stock Exchange (the "TSX") to make the above amendments to the exercise price and the expiry date of the 32,050,228 Warrants held by First Majestic, and the amended terms of the Warrants will become effective on the date that is ten business days after the date of this news release.  None of the Warrants being extended are held by insiders of the Company.

"We are very pleased to have the vote of confidence from First Majestic at this advanced stage of the Springpole Gold Project's development.  This final payment solidifies First Majestic's interest in the Springpole Gold Project, securing the over 20-million-ounce silver stream with a Canadian-based and highly experienced silver mining company," stated Dan Wilton, CEO of First Mining.  "When in production, the Springpole Gold Project would be Ontario's largest silver producer securing a domestic supply of a key metal required for various clean energy applications including electric vehicles.  First Mining continues to make positive steps in advancing the Springpole Gold Project through the final stages of the Environmental Assessment process, with the project being one of the most advanced mining projects in the process in Canada.  In light of all of the destabilizing threats of US tariffs and other macro-economic factors, the Springpole Gold Project will support Ontario and national stability by providing thousands of jobs, government revenue generation, benefits for local and Indigenous communities and bring critical infrastructure to northwestern Ontario, while delivering economic growth and diversification to help offset the potential impact that tariffs and other uncertainty will have on our economy."

About First Mining Gold Corp.
First Mining is a gold developer advancing two of the largest gold projects in Canada, the Springpole Gold Project in northwestern Ontario, where we have commenced a Feasibility Study and permitting activities are on-going with a final Environmental Impact Statement / Environmental Assessment for the project submitted in November 2024, and the Duparquet Gold Project in Quebec, a PEA-stage development project located on the Destor-Porcupine Fault Zone in the prolific Abitibi region. First Mining also owns the Cameron Gold Project in Ontario and a portfolio of gold project interests including the Pickle Crow Gold Project (being advanced in partnership with Firefly Metals Ltd.) and the Hope Brook Gold Project (being advanced in partnership with Big Ridge Gold Corp.).

First Mining was established in 2015 by Mr. Keith Neumeyer, founding President and CEO of First Majestic Silver Corp.

ON BEHALF OF FIRST MINING GOLD CORP.

Daniel W. Wilton
Chief Executive Officer and Director

Cautionary Note Regarding Forward-Looking Statements

This news release includes certain "forward-looking information" and "forward-looking statements" (collectively "forward-looking statements") within the meaning of applicable Canadian and United States securities legislation including the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are made as of the date of this news release. Forward-looking statements are frequently, but not always, identified by words such as "expects", "anticipates", "believes", "plans", "projects", "intends", "estimates", "envisages", "potential", "possible", "strategy", "goals", "opportunities", "objectives", or variations thereof or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions.

Forward-looking statements in this news release, including, without limitation, statements proposed extension of the expiry dates of the Warrants, relate to future events or future performance and reflect current estimates, predictions, expectations or beliefs regarding future events.  All forward-looking statements are based on First Mining's or its consultants' current beliefs as well as various assumptions made by them and information currently available to them. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made and are based upon a number of assumptions and estimates that, while considered reasonable by the respective parties, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Such factors include, without limitation the Company's business, operations and financial condition potentially being materially adversely affected by the outbreak of epidemics, pandemics or other health crises, and by reactions by government and private actors to such outbreaks; risks to employee health and safety as a result of the outbreak of epidemics, pandemics or other health crises, that may result in a slowdown or temporary suspension of operations at some or all of the Company's mineral properties as well as its head office; fluctuations in the spot and forward price of gold, silver, base metals or certain other commodities; fluctuations in the currency markets (such as the Canadian dollar versus the U.S. dollar); changes in national and local government, legislation, taxation, controls, regulations and political or economic developments; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins and flooding); the presence of laws and regulations that may impose restrictions on mining; employee relations; relationships with and claims by local communities, indigenous populations and other stakeholders; availability and increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development; title to properties.; and the additional risks described in the Company's Annual Information Form for the year ended December 31, 2023 filed with the Canadian securities regulatory authorities under the Company's SEDAR+ profile at www.sedarplus.ca, and in the Company's Annual Report on Form 40-F filed with the SEC on EDGAR.

First Mining cautions that the foregoing list of factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to First Mining, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. First Mining does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by the Company or on our behalf, except as required by law.

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SOURCE First Mining Gold Corp.

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For further information: For further information, please contact: Toll Free: 1 844 306 8827 | Email: info@firstmininggold.com; Paul Morris | Director, Investor Relations | Email: paul@firstmininggold.com

CO: First Mining Gold Corp.

CNW 07:00e 14-MAR-25